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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021652

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

SEC FILE NUMBER
8-12242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Capital Markets America Inc.

~~(Filed as Confidential Information)~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square -32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti — 212-612-6322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 8/17

Daiwa Capital Markets

Daiwa Capital Markets America Inc.

Financial Square, 32 Old Slip, New York, NY 10005-3538

Contents of Report

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Internal Control.
- ☒ (p) Supplementary Schedules, pursuant to CFTC Regulations.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Daiwa
Capital Markets

Daiwa Capital Markets America Inc.

Financial Square, 32 Old Slip, New York, NY 10005-3538

May 26, 2011

State of New York }
} ss:
County of New York }

We, the undersigned, officers of Daiwa Capital Markets America Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2011, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2011, will promptly be made available to those Daiwa Capital Markets America Inc. members and allied members whose signatures do not appear below.

Masaaki Goto
Chairman and Chief Executive Officer

Richard G. Beggs
Vice Chairman

Alexander Yannotti
Managing Director,
Chief Financial Officer and Treasurer

ALFRED S. PENNISI
Notary Public, State of New York
No. 30-4772601
Qualified in Nassau County
Certificate filed in New York County
Commission expires 9/30/2014

Subscribed and Sworn to
before me this 26th day of May 2011

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Daiwa Capital Markets America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc.) (the Company) as of March 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Daiwa Capital Markets America Inc. as of March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in schedules I through V is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

May 26, 2011

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2011

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	124,527
Cash segregated for regulatory purposes		209,824
Securities purchased under agreements to resell		22,205,575
Financial instruments owned, at fair value		9,563,542
Securities borrowed		5,283,630
Securities received as collateral		447,693
Receivable from brokers, dealers, and clearing organizations		438,192
Receivable from affiliates		22,121
Receivable from customers		15,361
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $30,624		12,044
Exchange memberships, at cost (fair value, $5,981)		1,228
Goodwill		27,331
Other assets		227,432
Total assets	$	38,578,500
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	27,802,002
Financial instruments sold, but not yet purchased, at fair value		5,579,807
Securities loaned		3,179,322
Obligation to return securities received as collateral		447,693
Payable to brokers, dealers, and clearing organizations		366,196
Loans payable		187,762
Payable to customers		64,237
Payable to Parent and affiliates		62,881
Accounts payable and accrued liabilities		258,216
		37,948,116
Commitments, contingencies, and guarantees:		
Subordinated borrowings		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		229,402
Retained earnings		100,982
Total stockholder's equity		430,384
Total liabilities and stockholder's equity	$	38,578,500

The accompanying notes are an integral part of this statement of financial condition.

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Capital Markets Co. Ltd. (DSCM), which operates as a registered Japanese securities firm and clears transactions for the Company in Japan.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

On November 19, 2010, the Company acquired the US based global convertible bond business of KBC Group NV as part of DSCM's purchase of the KBC Group NV's global convertible bond and Asian equity derivatives business lines. The Company paid total consideration of approximately $140 million, consisting of approximately $27 million for goodwill, $3 million for software, and acquired net trading positions of approximately $110 million. The purchase was funded by a capital contribution from the Parent. Approximately 30 people joined the Company as part of the acquisition. This new business will provide primary and secondary market services for institutional investors and issuers in convertible bonds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles and prevailing industry practice, both of which require management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, valuation of deferred tax assets, and litigation reserves, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Management does not believe that actual results will differ materially from these estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents represents cash held in banks.

(Continued)

(c) *Collateralized Financing Transactions*

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under U.S. generally accepted accounting principles.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

(d) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures*. Principal transactions in regular-way trades are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(e) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(f) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent

(Continued)

allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

With the adoption of ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(g) Goodwill

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment annually, or whenever events or circumstances give rise to losses that would make it more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. Goodwill was recorded on the purchase of the convertible bond business of KBC on November 19, 2010. For the year ended of March 31, 2011, there were no impairment charges recorded as no indicators of impairment occurred.

(h) Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standard Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – *Improving Disclosures about Fair Value Measurements.*" ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements were effective for the Company beginning on January 1, 2010, while others are effective for financial statements issued for reporting periods beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, the adoption did not and will not affect the Company's basic financial statements.

(3) Cash Segregated for Regulatory Purposes

Cash of $6,824,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $203,000,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(Continued)

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2011, the Company has accepted securities with market values of approximately $32,246,313,000 under resale agreements and pledged securities with market values of approximately $37,748,289,000 under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2011, the Company's assets and liabilities were netted by approximately $9,834,839,000 as a result of the application of ASC 210-20-45-11.

As of March 31, 2011, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2011. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2011, the Company has received securities with a market value of approximately $5,672,042,000 related to its securities borrowed transactions and pledged approximately $3,621,925,000 related to its securities loaned transactions.

As of March 31, 2011, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2011. These repledged securities have been used in the normal course of business.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2011, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	126,128
Clearing broker		288,636
Clearing organizations		12,427
Other		11,001
	$	438,192
Payable to brokers, dealers, and clearing organizations:		
Net payable for trades pending settlement	$	280,682
Securities failed to receive		67,402
Clearing organizations		13,902
Other		4,210
	$	366,196

(7) Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

At March 31, 2011, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:		
U.S. government and agency obligations	$	8,756,922
U.S. government agency mortgage-backed obligations		431,465
Convertible bonds		338,148
Equities		35,113
Forward contracts		1,090
Other		804
	$	9,563,542
Financial instruments sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	5,208,960
Equities		293,375
Convertible bonds		76,893
Forward contracts		569
Other		10
	$	5,579,807

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2011, the

Company has pledged approximately $8,687,845,000 of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

(a) Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and convertible bonds.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2011, the Company did not hold any Level 3 assets or liabilities.

(Continued)

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value at March 31, 2011 (in thousands):

	Fair value measurement			
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency obligations	$ 8,756,922	—	—	8,756,922
U.S. government agency mortgage-backed obligations	—	431,465	—	431,465
Convertible bonds	—	338,148	—	338,148
Equities	35,113	—	—	35,113
Forward contracts	—	1,090	—	1,090
Other	804	—	—	804
Financial instruments owned, at fair value	$ 8,792,839	770,703	—	9,563,542

	Fair value measurement			
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 5,208,960	—	—	5,208,960
Equities	293,375	—	—	293,375
Convertible bonds	—	76,893	—	76,893
Forward contracts	—	569	—	569
Other	10	—	—	10
Financial instruments sold, but not yet purchased, at fair value	$ 5,502,345	77,462	—	5,579,807

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy during the period ended March 31, 2011.

(Continued)

(b) ***Valuation Techniques for Major Assets and Liabilities***

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations and convertible bonds are validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Valuation models calculate the present value of expected future cash flows. All inputs into the calculation of the fair value of forward contracts are transparent and observable in the market.

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, or are subject to repricing.

(8) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(9) Loans Payable

Loans payable primarily consists of an open loan of $175,000,000 at a rate of .51% with the Parent. In addition, the Company has a $12,040,000 loan at a rate of 0.34% payable to DSCM. The loan is denominated in yen, has a face value of ¥1 billion, and has a maturity date of May 16, 2011. These loans are primarily used to finance the Company's securities operations. Upon maturity, a new ¥1 billion loan at a rate of .32% was entered into with DSCM.

(10) Subordinated Borrowings

As of March 31, 2011, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2012 and May 31, 2012, respectively. Both of the notes are treated as equity, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

(Continued)

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(11) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

		Occupancy leases	Subleases
Year ending March 31:			
2012	$	5,771	392
2013		7,046	523
2014		6,835	523
2015		6,736	523
2016		6,736	523
Thereafter		79,150	6,140

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

Until 1999, the Company acted as clearing broker for market participants trading in emerging markets debt. Over a period of years, some market participants notified the Company of potential claims related to this business, including one with which the Company agreed to toll the statute of limitations for a limited time, and the Company notified other market participants of the Company's potential claims against them. None of these notifications has resulted in a legal proceeding where claims have been made against the Company.

During this fiscal year, the Company was approached by an entity claiming to have been a counterparty to transactions entered into by the Company through this emerging markets clearing business and stating that as a result the Company is indebted to it for approximately $33 million. Discussions with this entity are ongoing. The amount of any resulting settlement or loss may not be estimated with certainty. It is the opinion of the Company's management that this matter will not have a material adverse effect on the financial condition of the Company after taking into account relevant reserves and other resources available to the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's

(Continued)

opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $1,069,139,000 and $2,031,949,000, respectively, at March 31, 2011.

(12) Income Taxes

The significant components of the Company's net deferred tax assets at March 31, 2011 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	2,095
Deferred rent		2,502
Net operating loss carryforward		2,368
Other		611
Total gross deferred tax assets		7,576
Less valuation allowance		—
Net deferred tax assets	$	7,576

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2008 and later
New York State	March 31, 2008 and later
New York City	March 31, 2008 and later

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax assets will be realized against future taxable income and, as such, has not recorded a valuation allowance against these assets at March 31, 2011.

(13) Related Party Transactions

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2011 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	5,095,168
Securities borrowed		572,519
Financial instruments owned, at fair value		668
Receivable from brokers, dealers, and clearing organizations		13,108
Receivable from affiliates		22,121
Other assets		157
Liabilities:		
Securities sold under agreements to repurchase	$	313,336
Securities loaned		590,911
Payable to brokers, dealers, and clearing organizations		15,057
Loans payable		187,040
Payable to customers		704
Payable to Parent and affiliates		62,881
Accounts payable and accrued liabilities		447
Subordinated borrowings	$	200,000

(14) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(15) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take

possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, andaffiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Continued)

(16) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,000,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2011, the Company had net capital of $305,231,000 which was $303,776,000 in excess of the minimum net capital required under Rule 15c3-1.

Schedule I

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

March 31, 2011
(In thousands)

Total ownership equity (from statement of financial condition)	$	430,384
Total ownership equity qualified for net capital		430,384
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000
Total capital and allowable subordinated liabilities		630,384
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		177,663
Aged fail-to-deliver		670
Commodity futures contracts and spot commodities proprietary capital charges		1,761
Other deductions and/or charges		53,256
Total deductions and/or charges		233,350
Other additions and/or allowable credits (list)		
Net capital before haircuts on securities positions		397,034
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
U.S. and Canadian government obligations		19,870
Corporate obligations		39,999
Stocks and warrants		31,690
Other		244
		91,803
Net capital	$	305,231
Computation of alternate net capital requirement:		
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	1,455
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		1,000
Net capital requirement		1,455
Excess net capital	$	303,776
Percentage of net capital to aggregate debits		420%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		420%
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	301,594

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

Schedule I

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Nonallowable Assets

March 31, 2011

(In thousands)

Nonmarketable securities	$	28,883
Receivable from brokers, dealers, and clearing organizations		22
Receivable from affiliates		3,653
Office furniture, equipment, and leasehold improvements		12,044
Receivable from customers		11
Exchange memberships		1,228
Other		131,822
Total nonallowable assets	$	177,663

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

Schedule II

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2011

(In thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	240,740
Customers' securities failed to receive		15,355
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		308
Total credits		256,403
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3		15,343
Failed to deliver of customers' securities not older than 30 calendar days		57,407
Aggregate debit items		72,750
Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))		(2,183)
Total 15c3-3 debits	$	70,567
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		185,836
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		203,000
Amount of deposit (or withdrawal)		(5,000)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	198,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2011

(In thousands)

Information of possession or control requirements under Rule 15c3-3:		
State the market valuation and the number of items of:		
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	—
Number of items		—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—
Number of items		—

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Computation of CFTC Minimum Net Capital Requirement

March 31, 2011

(In thousands)

Net capital required:		
A. Risk-based requirement		
i. Amount of customer risk maintenance margin requirement	$	785
ii. Enter 8% of line A.i		63
iii. Amount of noncustomer risk maintenance margin requirement		9,927
iv. Enter 8% of line A.iii		794
v. Add lines A.ii and A.iv.		857
B. Minimum dollar amount requirement	$	1,000
C. Other NFA requirement	$	—
D. Minimum CFTC net capital requirement. Enter the greatest of lines A, B, or C	$	1,000
Note: If amount on Line D is greater than minimum net capital requirement computed on Schedule I then enter this greater amount on Schedule I. The greater amount required by SEC or CFTC is the minimum net capital requirement.		
CFTC early warning level	$	1,500

Note: If the minimum CFTC Net Capital Requirement computed on Line D is the:
(1) Risk based requirement, enter 110% of Line A or
(2) Minimum dollar amount requirement, enter 150% of line B or
(3) Other NFA requirement, enter 150% of Line C.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Segregation Requirements and Funds in Segregation
for Customers Trading on U.S. Commodity Exchanges

March 31, 2011

(In thousands)

Segregation requirements (Section 4d(2) of the Commodity Exchange Act):		
Net ledger balance:		
Cash	$	3,994
Securities (at market)		—
Net unrealized profit (loss) in open futures contracts traded on a contract market		220
Exchange traded options:		
Add market value of open option contracts purchased on a contract market		95
Deduct market value of open option contracts granted (sold) on a contract market		(9)
Net equity (deficit)		4,300
Accounts liquidating to a deficit and accounts with debit balances – gross amount		—
Less amount offset by customer owned securities		—
Amount required to be segregated		4,300
Funds in segregated accounts:		
Deposited in segregated funds bank accounts:		
Cash		6,227
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Margins on deposit with clearing organizations of contract markets:		
Cash		1,979
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Net settlement from (to) derivatives clearing organizations of contract markets		383
Exchange traded options:		
Value of open long option contracts		95
Value of open short option contracts		(9)
Net equities with other FCMs:		
Net liquidating equity		—
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Segregated funds on hand		—
Total amount in segregation		8,675
Excess (deficiency) funds in segregation	$	4,375

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

Schedule V

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commission Regulation 30.7

March 31, 2011

(In thousands)

1. Amount to be set aside in separate section 30.7 accounts	$	41
2. Total funds in separate section 30.7 accounts		1,147
3. Excess	$	1,106
Funds deposited in separate regulation 30.7 accounts:		
Cash in banks:		
Banks located in the United States	$	597
		597
Securities:		
In safekeeping with banks located in the United States		—
		—
Equities with registered futures commission merchants:		
Cash		347
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
		347
Amounts held by members of foreign boards of trade:		
Cash		203
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
		203
Total funds in separate section 30.7 accounts	$	1,147

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2011.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Daiwa Capital Markets America Inc.:

In planning and performing our audit of the financial statements of Daiwa Capital Markets America Inc. (a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc.) (the Company), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2011 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 26, 2011

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Daiwa Capital Markets America Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Daiwa Capital Markets America Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries evidenced by copies of actual check disbursements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 26, 2011

Daiwa Capital Markets America Inc.
Schedule of General Assessment Reconciliation
Period from April 1, 2010 to March 31, 2011

Total revenue		$ 313,781,337
Additions:		
Net loss from principal transactions in securities in trading accounts		23,290,365
Net loss from principal transactions in commodities in trading accounts		5,146,984
Deductions:		
Revenues from commodity transactions		(3,539,486)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(117,661)
Other revenue not related directly or indirectly to the securities business		(12,191,549)
(i) Total interest and dividend expense, but not in excess of total interest earned and dividend income	$(178,230,317)	
(ii) 40% of interest earned on customers securities accounts	(92)	
Greater of line (i) or (ii)		(178,230,317)
SIPC Net Operating Revenues		148,139,673
General Assessment @ .0025		370,349
Less payment made with SIPC-6 filed		(173,901)
Less prior overpayment applied		-
Assessment balance due or (overpayment)		$ 196,448

KPMG

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition and Supplementary Schedules

March 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

This Report is Deemed Public in Accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulation 1.10(g)
under the Commodity Exchange Act